EXECUTIVE MANAGEMENT INCENTIVE COMPENSATION PLAN
2003 AMENDED AND RESTATED PLAN





                           THE BOMBAY COMPANY, INC.

               EXECUTIVE MANAGEMENT INCENTIVE COMPENSATION PLAN

                  AMENDED AND RESTATED AS OF FEBRUARY 2, 2003


1.    Purpose of the Plan

      The purpose of the Executive Management Incentive Compensation Plan (the "Plan") is to provide financial incentives for eligible Company officers to meet and exceed pre-determined annual financial goals for the Company, including those related to profitability, return on assets and earnings per share.

2.    Definitions

      2.1 "Affiliated Company" means any company controlling, controlled by, or under common control with the Company.

      2.2 "Base Salary" means as to a Fiscal Year, a Participant's actual salary rate in effect as of the first business day of the Fiscal Year pursuant to a determination made prior to the Determination Date. Such salary shall be before (1) deductions for taxes and benefits, and (2) deferrals of compensation pursuant to Company-sponsored plans.

      2.3 "Bonus" means a cash payment pursuant to the provisions of the Plan.

      2.4 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code shall include such section, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

      2.5 "Committee" means the Compensation and Human Resources Committee of the Company's Board of Directors, or any other Committee appointed by the Board pursuant to Section 3.1 of the Plan.

      2.6   "Company" means The Bombay Company, Inc., a Delaware corporation.

      2.7 "Determination Date" means as to a Fiscal Year, the latest date possible that will not jeopardize the Plan's qualification as "performance-based compensation" under Code Section 162(m).

      2.8 "Earnings per Share" means net income divided by the average number of shares of Company common stock outstanding, including dilutive potential common shares, as set forth in the audited financial statements of the Company for the applicable Fiscal Year.

      2.9 "Fiscal Year" means the fiscal year of the Company, which is the twelve-month period ending on the Saturday closest to January 31 of each year.

      2.10 "Officer" means an officer of the Company (whether or not a member of the Company's Board of Directors).

      2.11 "Operating Profits" means the operating profits of the Company on a consolidated basis before Officer bonuses for a given Fiscal Year, determined in accordance with generally accepted accounting principles, provided that the Committee, in its sole discretion, shall determine whether any significant nonrecurring items should be excluded from the calculation.

      2.12 "Participant" means as to any Fiscal Year, an Officer who has been selected by the Committee for participation in the Plan for such Fiscal Year.

      2.13 "Return on Assets" means Operating Profits divided by the amount of the Company's average consolidated assets, calculated by dividing the amount of the Company's consolidated assets as of the beginning of the Fiscal Year, plus its consolidated assets as of each month-end during the Fiscal Year, by 13, as determined by the Committee in its sole discretion.

      2.14 "Termination of Employment" means the time when the employee-employer relationship between the Participant and the Company and its Affiliated Companies is terminated for any reason, including, but not limited to, a termination by resignation, discharge, death, permanent disability, retirement, or the disaffiliation of an Affiliated Company, but excluding any such termination where there is a simultaneous reemployment by either the Company or an Affiliated Company.

3.    Administration of the Plan

      3.1 The Plan shall be administered by the Committee, which shall consist of no fewer than two members of the Company's Board of Directors, who shall be appointed and serve at the pleasure of the Company's Board of Directors. No member of the Company's Board of Directors who is not an "outside director" under Code Section 162(m) shall serve on the Committee.

      3.2 Subject to the provisions of the Plan, the Committee shall have exclusive authority to select the Plan Participants, determine the percentages of the bonus based upon Company performance and individual performance and determine the bonus levels and the performance thresholds that must be achieved prior to payment of bonuses. For each Fiscal Year, all such actions shall be taken by the Determination Date.

      3.3 The Committee shall have all discretion and authority necessary or appropriate to administer the Plan, including, but not limited to, the power to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it, and to make all other determinations necessary or advisable in the administration of the Plan. Such determination shall be final and binding upon all persons having an interest in the Plan.

      3.4 A majority of the Committee shall constitute a quorum, and the acts of a majority of the members present at a meeting at which a quorum is present, or any action taken without a meeting by a writing executed by a majority of the Committee, shall constitute the act of the Committee.

      3.5 All expenses and liabilities incurred by the Committee in the administration of the Plan shall be borne by the Company. The Committee may employ attorneys, consultants, accountants, or other persons, and the Committee, the Company and its officers and directors shall be entitled to rely upon the advice, opinion or valuations of any such persons. No member of the Committee shall be personally liable for, and all members of the Committee shall be fully protected by the Company in respect of, any action, determination, or interpretation taken or made with respect to the Plan, unless such action, determination, or interpretation constitutes criminal misconduct, willful negligence or demonstrates bad faith.

4.    Eligibility and Participation

      The Plan is designed for Officers whose responsibilities significantly influence Company results. Plan Participants shall be selected by the Committee prior to or on the Determination Date. Participation in the Plan is on a Fiscal Year basis and in the sole discretion of the Committee.

5.    Determination of Bonuses

      5.1 Prior to or on the Determination Date, the Committee, in its sole discretion, shall assign each Participant a target bonus and prescribe all other factors to be used for determining the amount of the bonuses to be paid to Participants pursuant to the Plan for a Fiscal Year. The Committee shall also prescribe the percentage of the target bonus for each Participant that will be determined based upon Company performance factors and the percentage that will be determined based upon individual performance factors. Target bonuses normally will be expressed as a percentage of Base Salary, although the Committee may establish the target bonus as a fixed dollar amount or provide that the target bonus will be determined based on a percentage of a bonus pool. If a bonus pool arrangement is used, the Committee shall prescribe a formula or method for determining the amount of the total bonus pool for the Fiscal Year and the percentage of the bonus pool to be awarded to each Participant. A Participant's percentage of a bonus pool may not increase after the Determination Date.

      5.2 Performance factors to be used by the Committee for measurement of Company performance may include any or all of the following: revenue, gross margin, selling, general and administrative expenses ("SG&A"), operating profits, return on assets, and/or earnings per share. The Committee shall prescribe what portion of the target bonus will be determined based upon each type of performance goal to be used for a Fiscal year, and the level of achievement of each such goal for the Fiscal Year that must be reached to earn the portion of the target bonus related to such goal. The Committee may also prescribe levels of achievement that will result in a bonus higher or lower than the target bonus and set minimum achievement thresholds, below which no bonus based on the particular performance goal will be paid. If the Committee's designation includes the use of a bonus pool for one or more performance goals, the designation shall state the amount of the bonus pool at different levels of achievement for the performance goal for the Fiscal Year.

      5.3 Actual corporate performance will determine the amount of the portion of the bonus related to Company performance for each individual Participant that has been earned based on the extent to which the pre-determined thresholds are achieved or exceeded by the Company. The calculations related to the performance factors listed in Sections 5.2 and 5.4 shall be determined in accordance with generally accepted accounting principles and may exclude any significant non-recurring items that are specified by the Committee.

      5.4 Performance factors to be used by the Committee for measurement of individual performance may include any or all of the following: revenue, gross margin, SG&A, gross or net income, cash flows, expense levels, debt balance, inventory shrinkage, growth plans, operating profits and/or return on assets, in each case calculated based on a designated channel, division, region, line or other portion of the Company's and its Affiliated Companies' business or the Company and its Affiliated Companies as a whole. The Committee shall prescribe the portion of the target bonus that will be determined based upon each type of individual performance goal to be used for a Fiscal Year, and the levels of achievement of each such goal for the Fiscal Year that must be reached to earn the portion of the target bonus related to such goal. The Committee may also prescribe levels of achievement that will result in a bonus higher or lower than the target bonus and set minimum achievement thresholds, below which no bonus based on the particular performance goal will be earned. The portion of the bonus related to individual performance goals shall be based upon satisfactory achievement of the individual performance goals established by the Committee. The Committee shall take into consideration the advice of the Chief Executive Officer of the Company for this purpose, but the Committee shall make the final determination.

      5.5 Discretion shall not be permitted to increase or decrease the amount of the award for any Participant for a Fiscal Year as determined in accordance with the bonus criteria established by the Committee on or before the Determination Date. Notwithstanding any other provision of the Plan, the maximum bonus payable pursuant to the Plan to a Participant for any Fiscal Year shall be $2,000,000.

      5.6 Any provision of this Plan to the contrary notwithstanding, in the event that an Officer becomes employed by the Company after the beginning of the Fiscal Year and the Committee, in its sole discretion, selects such Officer for participation in the Plan for such initial Fiscal Year of employment, the Committee may designate a short performance period (instead of the Fiscal Year) for purposes of this Plan for such Officer that ends on the last day of such Fiscal Year but begins on a date that is later than the first day of such Fiscal Year. In such event, the Committee shall establish levels of achievement for the short performance period for those performance factors selected by the Committee for such Participant under the preceding provisions of this Article 5. References in the Plan to the "Fiscal Year" with respect to any such Participant shall refer to the short performance period established by the Committee pursuant to this Section 5.6 and references in the Plan to the "Determination Date" with respect to such Participant shall mean the latest date possible that will not jeopardize the Plan's qualification as "performance-based compensation" under Code Section 162(m) with respect to such short performance period.

6.    Payment of Award

      Prior to the payment of any bonuses, the Committee shall certify the level of achievement for each Company performance goal for the Fiscal Year and the level of achievement by each Participant with respect to any individual performance goals applicable to such Participant's award. Payment of bonuses shall be made in cash, on or about 45 days following the completion of each Fiscal Year. Notwithstanding any contrary provision of the Plan, (a) if a Participant experiences a Termination of Employment prior to the end of a Fiscal Year, the Committee, in its sole discretion, may reduce or eliminate the bonus to be paid to such Participant for such Fiscal Year pursuant to this Plan and any bonus paid to such a Participant will be paid at the same time as applicable to all Participants, and (b) no provision of the Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right other than as an unsecured general creditor with respect to any payment to which he or she may be entitled. The Company shall withhold all applicable taxes required by law from any payment, including any federal, FICA, state and local taxes.

7.    Employment Rights

      Nothing in the Plan shall confer upon any Participant the right to continue in the employ of the Company or its Affiliated Companies or shall interfere with or restrict in any way the rights of the Participant's employer to discharge or change the terms of employment of any Participant at any time for any reason whatsoever, with or without cause.

8.    Effect upon Other Plans

      The adoption of the Plan shall not affect any other equity or other compensation or incentive plan in effect for the Company or any Affiliated Company, and the Plan shall not preclude the Company's Board of Directors from establishing any other forms of incentive compensation for Officers.

9.    Amendment, Suspension or Termination of the Plan

      The Board of Directors, in its sole discretion, may alter, amend, or terminate the Plan, or any part thereof, at any time and for any reason; provided, however, that if and to the extent required to ensure the Plan's qualification under Code Section 162(m) as "performance-based compensation," any such amendment shall be subject to stockholder approval.

10.   Effective Date

      The Plan shall be deemed adopted by the Board of Directors of the Company as of February 2, 2003, and shall be deemed effective as of the date of its adoption by the Board of Directors of the Company as an amendment and complete restatement of The Bombay Company, Inc. Executive Management Incentive Compensation Plan as in effect prior to February 2, 2003, provided this restated Plan is duly approved by the holders of a majority of the shares of common stock present, or represented, and entitled to vote at the 2003 annual meeting of the stockholders of the Company. If the Plan is not so approved by the stockholders, it shall terminate and all actions taken hereunder shall be null and void.




                                   Exhibit A